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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR l5d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005.

Commission File Number 0–50880

White Knight Resources Ltd.

(Translation of registrant’s name into English)

#922, 510 West Hastings Street, Vancouver, B.C., V6B 1L8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.
(Registrant)

Date March 9, 2005	By	/s/ Megan Cameron-Jones
(Signature) *

* Print the name and title under the signature of the signing officer.	Megan Cameron-Jones
Corporate Secretary

SEC 1815 (11-02)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

White Knight Resources Ltd.

Suite 922, 510 West Hastings Street

Vancouver, BC V6B 1L8

Tel: (604) 681-4462 Fax: (604) 681-0180

Website: www.whiteknightres.com

E-Mail: info@whiteknightres.com

NEWS RELEASE

Additional Properties Acquired in Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)

March 8, 2005

White Knight Resources Ltd. (“White Knight”) announces the acquisition by staking of two new Carlin-type gold exploration properties in Nevada: the Knolls property in Humboldt County and the Ian property in Eureka County.

The 100% owned Knolls property consists of 180 unpatented mining claims, approximately 5½ square miles of mineral rights. The property lies 4 miles east of Newmont’s Twin Creeks Mine (>13 million oz gold production plus reserves). The Knolls property is centered on an uplifted block of Ordovician Valmy Formation flanked by Pennsylvanian-Permian Antler Group sediments, the host for gold mineralization at the Chimney Creek Mine of the Twin Creeks Complex. Rock-chip sampling by White Knight has established the existence of a gold-bearing hydrothermal system characterized by strongly anomalous arsenic, antimony, mercury and barium and weakly anomalous gold, suggestive of the upper levels of a Carlin-type gold system. The structural setting of the property is similar to that of the Twin Creeks area, dominated by north-northwest and northeast-trending structures. Post-mineral Quaternary gravels and Tertiary volcanics cover most of the claim block.

The 100% owned Ian claim group consists of 51 unpatented mining claims located in the southern Cortez Trend and adjoining White Knight’s Sno claims at the Gold Stone Open Pit, which produced 71,000 oz gold. The Ian claims cover nearly 2 miles of strike length along a series of northwest-trending structures cutting through the Gold Pick, Gold Ridge and Gold Stone mines. The geology of the claim block consists of favourable Lower-plate carbonate rocks in the southern part of the block and Upper-plate Vinini Formation overlying Lower-plate carbonates along the Roberts Mountains thrust in the northern area. White Knight is planning a program of geologic mapping and geochemical sampling to further evaluate the mineral potential of this property.

In addition to the Knolls and Ian properties, White Knight recently located an additional 40 claims at its 100% owned Gold Bar Horst property, which surrounds the former Gold Bar Mine of Atlas Precious Metals Inc. (286,000 oz gold production). The new claims extend the claim block for about 1 mile to the southeast along the projection of the Gold Bar horst. The claims lie west of Newmont’s large claim block and north of the Placer Dome/Bravo Venture Group claim block, where Bravo recently reported an intercept of 50 ft @ 2.4 g/t gold from sampling cuttings of an historic oil well. The claims are covered by Quaternary gravels. Gravity data and widespread previous drill holes suggest relatively thin gravels in the area.

White Knight now controls over 100 square miles of mineral rights in the prolific Battle Mountain–Eureka, Lovelock–Austin and Carlin trends of Nevada. The total anticipated drilling exposure in 2005 for White Knight is expected to be approximately 65,000 feet on seven properties.

This news release was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

On behalf of the Board of Directors,

/s/ John M. Leask
John M. Leask, P. Eng.
Chairman of the Board